UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

telecom | personal | flow

Telecom Argentina
Press Release
9M23 & 3Q23

11-09-2023

Contacts: Luis Fernando Rial Ubago (5411) 5112 7218 Tomás Pellicori (5411) 5524 7692	Market Cap (NYSE: TEO): US$2,226.91 million*

Telecom Argentina S.A.

announces consolidated results for the nine-month period (9M23) and third quarter of fiscal year 2023 (“3Q23”) **

Note: For the figures included in the FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to annual financial statements, interim and special periods ending as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 9M23 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 9M23 and vs. 9M22 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of September 30 of 2023 and 2022, as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 11.

•	For the purposes of reviewing these results, it should be noted that the results presented on a comparative basis (September 2022) include the effect of the year-over-year inflation as of September 2023, which was 138.3%.

•	Consolidated Revenues amounted to P$1,030,771 million in 9M23 (-8.1% in constant currency vs. 9M22). Service Revenues totaled P$955,245 million (-9.0% in constant currency vs. 9M22), improving the trend in real terms (given that a variation of -11.6% vs. 9M21 was observed in 9M22).

•	Mobile clients in Argentina reached 20.8 million in 9M23 (+759 thousand vs. 9M22), cable TV subscribers totaled 3.1 million in the same period (-142 thousand vs. 9M22), while broadband accesses amounted to 4.1 million (-128 thousand vs. 9M22), with all of the aforementioned segments showing a positive evolution in client bases during the last quarter.

•	In 9M23, Operating Income before Depreciation, Amortization and Impairment of Fixed Assets (“D, A & I”) amounted to P$297,354 million (-7.7% vs. 9M22), while our margin over revenues was 28.8% (vs. 28.7% in 9M22). Also, the margin recorded a year-on-year improvement during 3Q23, reaching 29.8% (compared to 24.6% in 3Q22). Operating Costs before D, A & D recorded the largest real term decrease in 3Q23 within the year 2023 (-12.1% in 3Q23 vs. 3Q22, while in 1Q23 and 2Q23, they were -4.4% and -8.4% vs. 1Q22 and 2Q22 respectively).

•	During the 9M23, the Company recorded a net income of P$85,164 million (vs. a loss of P$389,587 million in 9M22).

•	Investments (including right-of-use assets) amounted to P$187,276 million in 9M23, which represents 18.2% of our Consolidated Revenues. CAPEX (excluding right-of-use assets) continues to be affected by import restrictions and, in 9M23, represents 14.3% of Consolidated Revenues.

•	Net Financial Debt amounted to P$790,842 million in 9M23 (-7.9% in constant currency vs. 9M22).

*Market capitalization as of November 8, 2023

**Unaudited non-financial information

TELECOM ARGENTINA	1

* (in constant currency - includes right-of-use assets as of September 30, 2023, for P$40,054 million and as of September 30, 2022, for P$25,684 million)

**(Figures may not add up due to rounding)

*** (It includes IP telephony lines, which amounted to approximately 1.42 million and 1.02 million as of September 30, 2023, and September 30, 2022, respectively)

**** Figures for the 2022 comparative period have been adjusted in accordance with the internet and TV discount allocation policies adopted by the Company during 2023.

Consolidated Revenues	Operating Income before D, A & I (EBITDA)
(in million P$)	(in million P$)

Operating Income (Loss) (EBIT)	Net Income (Loss)
(in million P$)	(in million P$)

TELECOM ARGENTINA	2

Buenos Aires, November 9, 2023 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BYMA: TECO2), announced today a net income of P$85,164 million for the nine-month period ended September 30, 2023. The net income attributable to the controlling company was P$81,304 million.

Comparative figures for the previous fiscal year have been restated so that the resulting information is presented in terms of the current measurement unit as of September 30, 2023.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) as of September 30, 2023 and 2022, and as of December 31, 2022, used for the restatement of figures in constant currency.

	As of September 30, 2022	As of December 31, 2022	As of September 30, 2023
Annual	83.0%	94.8%	138.3%
3-month cumulative (Since June)	22.0%	n/a	34.8%
9-month cumulative	66.1%	n/a	103.2%

During the 9M23, Consolidated Revenues amounted to P$1,030,771 million, from which Service Revenues totaled P$955,245 million.

During the 9M23, Service Revenues decreased by 9.0% compared to 9M22, mainly due to a decrease in real ARPUs in the main segments as a result of being unable to pass on the effects of the year-on-year inflation of 138.3% to prices and providing higher discounts to customers in order to maintain the subscriber base, considering the intense market competition.

TELECOM ARGENTINA	3

Consolidated Revenues

Mobile Services

As of September 30, 2023, total mobile subscribers in Argentina and Paraguay amounted to 23.1 million. In 9M23, mobile services revenues reached P$418,261 million (- P$27,596 million or -6.2% vs. 9M22), obtaining the highest share in terms of service revenues (43.8% and 42.5% of service revenues in 9M23 and 9M22, respectively). Mobile internet revenues in 9M23 were equivalent to 92% of total sales for these services, while in 9M22 they were equivalent to 88% of total sales for these services.

Mobile Services in Argentina

As of September 30, 2023, total mobile subscribers amounted to approximately 20.8 million (+759 thousand vs. 9M22). Throughout the period, there has been a change in customer behavior, resulting in a 10.5% increase in the prepaid subscriber base and a 5.1% decrease in the postpaid subscriber base. As of September 30, 2023, postpaid clients represent 39% of our mobile subscriber base.

In 9M23, mobile service revenues in Argentina amounted to P$383,878 million (-$23,856 million or -5.9% vs 9M22). The average monthly revenue per user (“ARPU”) amounted to P$2,060.5 during the 9M23 (vs. $2,231.5 in 9M22). The effect generated by the restatement in terms of the current measurement unit as of September 30, 2023, included in the ARPU amounted to P$596.9 and P$1,489.8 for 9M23 and 9M22, respectively. The average monthly churn rate was 1.8% in 9M23 (compared to an average of 2.4% in 9M22).

The Company continued to prepare for the introduction of 5G technology by expanding the network coverage, availability, and capacity through technological upgrades. As of September 30, 2023, 240 sites were enabled with 5G DSS antennas (97 sites in 9M23) with the objective of preparing the technical and regulatory conditions that will allow the full development of the 5G network. On October 24, through a public auction, the Company acquired a 100MHz block in the 3.5GHz band, marking an initial milestone for the deployment of 5G technology in the country.

Personal in Paraguay (“Núcleo”)

As of September 30, 2023, Núcleo’s subscriber base reached 2.4 million clients. Of the total number of clients, 78% correspond to the prepaid modality and 22% to the postpaid modality, whereas as of September 30, 2022, prepaid clients represented 80% and postpaid clients 20%.

Mobile service revenues in Paraguay reached $34,383 million (- $3,740 million or -9.8% vs. 9M22), driven by a decline in ARPU in guaraníes, which was partially offset by the appreciation of the guaraní against the Argentine peso.

TELECOM ARGENTINA	4

Internet Services

Internet services revenues totaled P$221,488 million during the 9M23 (-P$17,061 million or -7.2% vs. 9M22). Total broadband accesses reached approximately 4.1 million in 9M23 (-128 thousand vs. 9M22) showing a positive evolution in 3Q23 compared to the last two quarters. The monthly churn rate of Internet services was positioned at 1.7% and 1.5% as of September 30, 2023 and 2022, respectively.

Additionally, broadband ARPU (restated in constant currency as of September 30, 2023) amounted to P$5,687.3 in 9M23 (vs. P$6,295.4 in 9M22). The effect generated by the restatement in terms of the measuring unit as of September 30, 2023, included in the ARPU amounted to approximately P$1,625,7 and P$4,320.1 for the 9M23 and 9M22, respectively.

As of September 30, 2023, customers with a service of 100 Mb or higher represented 84% of the total customer base (vs. 46% as of September 30, 2022). In 9M23, customers with this speed or higher amounted to 3.4 million (+78.8% compared to 9M22).

Cable TV Services

Cable TV service revenues reached P$185,380 million in 9M23 (-P$30,642 million or -14.2% vs. 9M22). Cable TV subscribers totaled approximately 3.4 million (-141 thousand vs. 9M22). The monthly Cable TV ARPU (restated in constant currency as of September 30, 2023) reached P$5,876.5 during the 9M23 (vs. P$6,245.1 in 9M22). The effect generated by the restatement in terms of the measuring unit as of September 30, 2023, included in the ARPU amounts to P$1,727.9 and P$4,059.8, for 9M23 and 9M22, respectively.

The customer base in Argentina amounts to 3.1 million clients as of September 30, 2023, reflecting a 4.3% decrease compared to 9M22. This decline is primarily attributed to the country's economic situation and a shift in customer consumption trends. Out of this customer base, 1.4 million are subscribed to Flow. Premium subscriptions as of 9M23 reached 2.4 million. The average monthly churn rate as of September 30, 2023, and as of September 30, 2022, was 1.8% and 1.3%, respectively.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data services reached P$121,423 million in 9M23 (-18,053 million or -12.9 % vs. 9M22).

The monthly fixed voice ARPU (restated in constant currency as of September 30, 2023) reached P$2,694.5 in 9M23 (vs. P$2,875.1 in 9M22). The effect generated by the restatement in terms of the measuring unit as of September 30, 2023, included in the ARPU amounted to P$842.4 and P$1,933.6 for 9M23 and 9M22, respectively.

The corporate segment continues to develop new solutions to support companies in boosting their business and advancing digital transformation in this new context.

Revenues from equipment sales Equipment revenues amounted to P$75,526 million (+P$2,633 million or +3.6% vs. 9M22). Said increase was mainly due to a higher volume of handsets sold.

TELECOM ARGENTINA	5

Personal Pay

Our virtual wallet service, Personal Pay, ended the year with almost 1.6 million customers. Personal Pay announced the latest developments in its product, including the addition of remunerated balance services, prepaid cards for teenagers, and Extra Pay, as well as other B2B solutions.

Consolidated Operating Costs

Consolidated Operating Costs (including Depreciation, Amortization and Impairment of Fixed Assets) totaled P$1,081,802 million in 9M23 (-P$599,586 million or -35.7% vs. 9M22). Excluding Depreciation, Amortization and Impairment of Fixed Assets, operating costs experienced a reduction of 8.3% in real terms during the same period.

The cost breakdown was as follows:

•	Employees benefits and severance payments: P$248,038 million in 9M23 (-9.9% vs. 9M22). These costs were well below inflation during 3Q23 (-18.9% vs. 3Q22). Total employees amounted to 21,562 as of September 30, 2023.

•	Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits): P$30,120 million (-13.3% vs. 9M22).

•	Fees for services, maintenance and materials: P$129,610 million in 9M23 (-3.7% vs. 9M22).

•	Taxes and fees paid to regulatory authorities: P$79,496 million (-8.0% vs. 9M22).

•	Commissions and advertising (commissions paid to agents, collection fees and other commissions): These costs totaled P$62,388 million in 9M23 (-5.6% vs. 9M22).

•	Cost of handsets sold: P$54,681 million (+5.5% vs. 9M22). This variation is mainly explained by a higher volume of handsets sold compared to 9M22.

•	Programming and content costs: P$57,888 million (-17.8% vs. 9M22).

•	Other Costs totaled P$71,196 million (-12.0% vs. 9M22), of which bad debt expenses totaled P$23,774 million (-15.3% vs. 9M22).

•	Our bad debt ratio was 2.3 % as of September 30, 2023 (vs 2.5% in 9M22).

•	Other operating costs, including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity, totaled P$47,422 million (-10.3% vs. 9M22).

•	Depreciation, amortization and impairment of fixed assets amounted to P$348,385 million (-60.5% vs. 9M22).

•	The decrease is mainly because in 9M22, the Company recognized an impairment of goodwill assigned to the Argentine cash-generating unit (CGU), amounting to $495,484 million in the currency of 9M23.

•	This charge also includes the impact of the amortization of assets incorporated after September 30, 2022, partially offset by the effect of the assets that were completely amortized after such date.

TELECOM ARGENTINA	6

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) showed a gain of P$61,512 million in 9M23 (vs. a utility of P$179,012 million in 9M22), mainly due to:

Income Tax

Telecom’s income tax includes the following effects:

i)	the current income tax, determined based on the current tax legislation applicable to Telecom,

ii)	the effect of applying the deferred tax method on temporary differences generated when comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment.

Income tax gain amounted to P$75,861 million in 9M23 (vs. a loss of P$10,241 million in 9M22). The loss related to item (i) above amounted to P$1,157 million in 9M23 (vs. a loss of P$83,241 million in 9M22) and the income tax effect related to the application of the deferred tax method described in item (ii) above was a gain of P$77,018 million in 9M23 (vs. a gain of P$73,000 million in 9M22).

Consolidated Net Financial Debt

As of September 30, 2023, our net financial debt (cash, cash equivalents plus financial investments and financial NDF* & interest rate swaps minus loans) amounted to P$790,842 million, which represents a decrease of P$64,347 when compared to the net financial debt as of December 31, 2022, adjusted by inflation.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

During the 9M23, the Company invested (including rights of use assets) P$187,276 million (-8.3% vs. 9M22). Said investments represented 18.2% of consolidated revenues in 9M23. As of September 30, 2023, investments without including additions for right of use continue to be affected by import restrictions and totaled $147,222 million (-17.5% vs. 9M22).

TELECOM ARGENTINA	7

The investments were focused on:

•	Expansion of cable TV and internet services to improve transmission and access speed offered to customers.

•	Deployment and modernization of our 4G mobile access sites to improve coverage and increase mobile network capacity. The deployment of 4G/LTE reached a coverage of 97% of the population in 2,028 locations as of September 30, 2023.

•	Expansion of 5G to support the growth of the mobile internet and the improvement in the quality of service together with the launch of new Value Added Services.

•	Extension of our transmission and transport networks to unify the different access technologies and to consolidate the deployment of last-mile networks with FTTH architecture. Continuation of the plan to connect remote and low-density areas through satellite backhaul.

Relevant financial events of the period

Preliminary Injunction

On August 22, 2023, we informed of the decision rendered by the Federal Administrative Litigation Matters Court No. 8 in the proceedings “Telecom Argentina S.A. a/EN-Enacom and other re. preliminary injunction (Autonomous)” (Docket No. 12,881/2020) whereby the Court decided to further extend for a period of six months the preliminary injunction previously granted to us according to section 5 of Law No. 26,854.

Loans with CDB, Cisco Systems Capital Corporation and EDC

China Development Bank Shenzhen Branch (CDB): During the nine-month period ended September 30, 2023, the Company subscribed new tranches for a total amount of RMB310 million (equivalent to US$42.5 million).

Cisco Systems Capital Corporation and others: During the nine-month period ended September 30, 2023, the Company received disbursements for a total amount of US$3.1 million.

Export Development Canada (EDC): In the context of the credit line agreed upon on May 5, 2023, with EDC, on September 28, 2023, the Company received the first disbursement of US$12.7 million.

Relevant events after September 30, 2023

IDB Invest Loan

On October 17, 2023, the Company executed two new tranches (5 and 6) under the IDB contract, for a total of US$120 million (equivalent to $42,012 million) net of associated expenses amounting to $866 million.

The disbursed funds (US$100 million and US$20 million for tranches 5 and 6, respectively) will accrue compensatory interest at a semiannual SOF rate plus margin. These funds will be amortized in five consecutive semiannual installments starting from June 2025, with the final payment scheduled for June 2027.

TELECOM ARGENTINA	8

5G Spectrum Auction

On October 24, 2023, the Tender Offer related to the Public Auction for the assignment of frequency bands for the provision of Reliable and Intelligent Telecommunication Services called by the Secretariat of Communications through Resolution 2023-1285-APN-ENACOM#JGM (the “Auction”) took place with the participation of the three (3) prequalified companies: TELECOM ARGENTINA S.A., TELEFÓNICA MÓVILES ARGENTINA S.A. and AMX ARGENTINA S.A.

Telecom Argentina emerged as the winner of Lot 2 (Band 3,400-3,500 MHz) as defined in Article 29.3 of the Bidding Terms and Conditions of the Auction for having submitted the highest economic offer, equivalent to 350,026,000 United States Dollars (currency of offer), an amount that reveals the strong commitment assumed by Telecom Argentina with the country, its customers and its personnel.

On October 24, 2023, Enacom issued the resolution awarding the frequency bands to the winning bidders.

As of the date of this report, the Company has initiated payments related to the frequency bands following the schedule set forth in the auction documents.

*******

TELECOM ARGENTINA	9

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephone, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of September 30, 2023, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago (5411) 5112 7218	Tomás Pellicori (5411) 5524 7692	Santiago Gramegna (5411) 6193 6667

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA	10

Telecom Argentina S.A. Consolidated Information Nine-month period and third quarter – Fiscal Year 2023 (in million Argentine Pesos)

TELECOM ARGENTINA	11

Telecom Argentina S.A. Consolidated Information Nine-month period and third quarter – Fiscal Year 2023 (in million Argentine Pesos)

TELECOM ARGENTINA	12

Telecom Argentina S.A. Consolidated Information Nine-month period and third quarter – Fiscal Year 2023 (in million Argentine Pesos)

TELECOM ARGENTINA	13

Telecom Argentina S.A. Consolidated Information Nine-month period and third quarter – Fiscal Year 2023 (in million Argentine Pesos)

TELECOM ARGENTINA	14

Telecom Argentina S.A. Consolidated Information Nine-month period and third quarter – Fiscal Year 2023 (in million Argentine Pesos)

TELECOM ARGENTINA	15

Telecom Argentina S.A. Consolidated Information Nine-month period and third quarter – Fiscal Year 2023 (in million Argentine Pesos)

8- Consolidated Income Statements - restated by inflation (constant figures)
(Allows the understanding of the variations of the Income Statement in real terms)

	09/30/23		09/30/22		9M23 IAS 29 vs. 9M22 IAS 29	
	9M23 IAS 29	IAS 29 Adjustment	9M22 IAS 29	IAS 29 Adjustment	Δ $	Δ %
Revenues	**1,030,771**	**298,119**	**1,122,215**	**751,829**	**(91,444)**	**-8.1%**
Employee benefit expenses and severance payments	(248,038)	(70,247)	(275,145)	(182,639)	27,107	-9.9%
Interconnection and transmission costs	(30,120)	(8,738)	(34,727)	(23,227)	4,607	-13.3%
Fees for services, maintenance, materials and supplies	(129,610)	(39,377)	(134,637)	(91,224)	5,027	-3.7%
Taxes and fees with the regulatory authority	(79,496)	(23,018)	(86,430)	(57,882)	6,934	-8.0%
Commissions and advertising	(62,388)	(17,812)	(66,078)	(43,944)	3,690	-5.6%
Cost of equipments and handsets	(54,681)	(19,766)	(51,815)	(36,387)	(2,866)	5.5%
Programming and content costs	(57,888)	(16,803)	(70,436)	(47,254)	12,548	-17.8%
Bad debt expenses	(23,774)	(7,672)	(28,072)	(18,862)	4,298	-15.3%
Other operating expenses	(47,422)	(14,218)	(52,865)	(35,897)	5,443	-10.3%
Subtotal Operating costs before D, A & I	**(733,417)**	**(217,651)**	**(800,205)**	**(537,316)**	**66,788**	**-8.3%**
Operating income before D, A & I	**297,354**	**80,468**	**322,010**	**214,513**	**(24,656)**	**-7.7%**
Depreciation, amortization and impairment of fixed assets ("D, A & I")	(348,385)	(282,110)	(881,183)	(835,984)	532,798	-60.5%
Operating loss	**(51,031)**	**(201,642)**	**(559,173)**	**(621,471)**	**508,142**	**-90.9%**
Earnings from associates and joint ventures	(1,178)	(3,176)	815	355	(1,993)	-
Debt financial results	7,974	478,036	97,543	229,250	(89,569)	-91.8%
Other financial results, net	53,538	79,147	81,469	93,497	(27,931)	-34.3%
Net income (loss) before income tax expense	**9,303**	**352,365**	**(379,346)**	**(298,369)**	**388,649**	**-102.5%**
Income tax expense	75,861	(42,143)	(10,241)	(29,654)	86,102	-
Net income (loss)	**85,164**	**310,222**	**(389,587)**	**(328,023)**	**474,751**	**-121.9%**
Attributable to:						
Controlling Company	81,304	309,297	(392,863)	(330,138)	474,167	-120.7%
Non-controlling interest	3,860	925	3,276	2,115	584	17.8%

9- Consolidated Income Statements - restated by inflation (constant figures)
Three Months Comparison

	09/30/23		09/30/22		3Q23 IAS 29 vs. 3Q22 IAS 29	
	3Q23 IAS 29	IAS 29 Adjustment	3Q22 IAS 29	IAS 29 Adjustment	Δ $	Δ %
Revenues	**333,403**	**37,376**	**353,226**	**214,005**	**(19,823)**	**-5.6%**
Employee benefit expenses and severance payments	(80,471)	(7,591)	(99,247)	(60,032)	18,776	-18.9%
Interconnection and transmission costs	(9,647)	(1,075)	(11,132)	(6,732)	1,485	-13.3%
Fees for services, maintenance, materials and supplies	(42,912)	(6,103)	(45,376)	(28,033)	2,464	-5.4%
Taxes and fees with the regulatory authority	(25,669)	(2,897)	(27,225)	(16,492)	1,556	-5.7%
Commissions and advertising	(19,919)	(2,186)	(23,164)	(13,987)	3,245	-14.0%
Cost of equipments and handsets	(16,849)	(3,862)	(15,611)	(10,048)	(1,238)	7.9%
Programming and content costs	(18,319)	(1,990)	(21,842)	(13,242)	3,523	-16.1%
Bad debt expenses	(6,389)	(781)	(9,313)	(5,654)	2,924	-31.4%
Other operating expenses	(13,743)	(1,673)	(13,284)	(8,113)	(459)	3.5%
Subtotal Operating costs before D, A & I	**(233,918)**	**(28,158)**	**(266,194)**	**(162,333)**	**32,276**	**-12.1%**
Operating income before D, A & I	**99,485**	**9,218**	**87,032**	**51,672**	**12,453**	**14.3%**
Depreciation, amortization and impairment of fixed assets ("D, A & I")	(117,979)	(92,084)	(621,398)	(605,393)	503,419	-81.0%
Operating loss	**(18,494)**	**(82,866)**	**(534,366)**	**(553,721)**	**515,872**	**-96.5%**
Earnings from associates and joint ventures	(85)	(1,067)	397	176	(482)	-121.4%
Debt financial results	2,051	241,426	24,913	87,579	(22,862)	-91.8%
Other financial results, net	23,384	34,334	41,643	44,272	(18,259)	-43.8%
Net income (loss) before income tax expense	**6,856**	**191,827**	**(467,413)**	**(421,694)**	**474,269**	**-101.5%**
Income tax expense	25,179	(36,904)	(14,830)	(20,738)	40,009	-
Net income (loss)	**32,035**	**154,923**	**(482,243)**	**(442,432)**	**514,278**	**-106.6%**
Attributable to:						
Controlling Company	30,297	154,750	(483,719)	(443,312)	514,016	-106.3%
Non-controlling interest	1,738	173	1,476	880	262	17.8%

TELECOM ARGENTINA	16

Telecom Argentina S.A. Consolidated Information Nine-month period and third quarter – Fiscal Year 2023 (in million Argentine Pesos)

TELECOM ARGENTINA	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 9, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations